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                                   EXHIBIT 21


                           Subsidiaries of the Company





Subsidiaries               Percentage Owned       Jurisdiction of Incorporation
------------               ----------------       -----------------------------

Sun National Bank          100%                   United States

Sun National Bank,         100%                   United States
Delaware

Med-Vine, Inc.(1)          100%                   Delaware

Sun Capital Trust          100%                   Delaware

Sun Capital Trust II       100%                   Delaware

Sun Mortgage Company(2)    100%                   New Jersey





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(1)  Med-Vine, Inc. is a wholly-owned subsidiary of Sun National Bank.

(2) Sun Mortgage Company is a wholly-owned subsidiary of Sun National Bank. The Company currently intends to terminate the existence of Sun Mortgage Company by merging it into the Company. The Company's residential mortgage operations will be conducted through the Banks.